UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

250 Blairgowrie Place

Nanaimo, B.C. Canada V9T 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On June 27, 2007, Moore & Associates, Chartered (“Moore”) was appointed as the registered independent public accountant for Tombstone Exploration Corporation (the “Registrant”), a Canadian corporation formerly known as Pure Capital Incorporated (a Development Stage Company), for the year ended December 31, 2006. On June 27, 2007, Morgan & Company, Chartered Accountants (“Morgan”), was dismissed as the registered independent public accountant for the Registrant. The decisions to appoint Moore and dismiss Morgan were approved by the Board of Directors of the Registrant on June 26, 2007.

During the fiscal years ended December 31, 2005 and 2004 and the subsequent interim period up through the date of dismissal (June 27, 2007), there were no disagreements with Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference thereto in its report on the Registrants financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within the Registrant's two most recent fiscal years and the subsequent interim period up through the date of dismissal (June 27, 2007).

The audit report of Morgan for the financial statements of the Registrant as of December 31, 2005, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

The audit report of Morgan for the financial statements of the Registrant as of December 31, 2004, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Registrant's two most recent fiscal years and the subsequent interim period up through the date of engagement of Moore (June 27, 2007), neither the Registrant nor anyone on its behalf consulted Moore regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant's financial statements. Further, Moore has not provided written or oral advice to the Registrant that was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issues.

The Registrant provided a copy of the foregoing disclosures to Morgan prior to the date of the filing of this report and requested that Morgan furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements in this Report. A copy of the letter furnished in response to that request is filed as Exhibit 16.1 to this Form 6-K.

Exhibit No.	Description
16.1	Letter of Agreement from Morgan & Company, Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: June 28, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

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